VIA EDGAR

October 6, 2021

Ms. Christina DiAngelo Fettig, CPA

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SOX Review of the Cross Shore Discovery Fund

File Nos. 811-22976; 333-231440

Dear Ms. DiAngelo Fettig:

This letter confirms our receipt of the oral comments you provided on September 14, 2021 in response to your SOX review of the Cross Shore Discovery Fund (the “Fund”). Thank you for your comments.

Below we have summarized the oral comments provided and our response to each. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Fund’s Registration Statement.

COMMENT 1. In assessing the tax diversification status of the Fund, you noted that more than 50% of the Fund’s total assets are invested in issuers that each represent more than 5% of the value of the Fund’s total assets. In light of this, you have requested confirmation that the Fund is in compliance with the IRS diversification requirements.

RESPONSE 1. The Fund is in compliance with the IRS diversification requirements. Prior to each purchase of shares in a portfolio fund, the Fund has confirmed that such purchase would not cause it to violate the IRS diversification requirements. However, subsequent to the Fund’s purchases, market movements in the NAV of the underlying portfolio funds have caused the Fund to have more than 50% of its assets invested in portfolio funds that each represent more than 5% of the value of the Fund’s total assets (the “5+% Portfolio Funds”). Because we measure the IRS diversification requirements at the time of purchase, we do not view changes that occur due to market fluctuations to be a violation of the IRS diversification requirements. In order to ensure that the Fund continues to comply with the IRS diversification requirements, the

October 6, 2021

Fund has not and will not make any new investments into a 5+% Portfolio Funds until such time as that 5+% Portfolio Fund represents less than 5% of the Fund’s total assets or until such time as the 5+% Portfolio Funds collectively represent less than 50% of the Fund’s total assets.

COMMENT 2. On page 7 of the Fund’s N-CSR filing, dated June 08, 2021, you inquired about the amount of $105,950 being listed as payable to the Adviser in the Fund’s Statement of Assets and Liabilities. You noted that the Fund’s management fees indicate that they are paid monthly and asked us to confirm whether the management fees are actually settled monthly and whether this amount reflects the monthly advisory fee. If this amount does not reflect a monthly fee, please confirm whether this amount is currently settled.

RESPONSE 2. The Fund does pay the Adviser’s management fee on a monthly basis; however, the timing of the settlement of this payment depends on the timing of closing out the Fund’s NAV.  The $105,950 reported on the Statement of Assets and Liabilities represents management fees earned in February and March plus the recapture of fees previously waived.  The February management fees plus recapture ($51,137.67) and the March management fees and recapture ($54,812.77) were paid out on April 1 and April 29, respectively, and so were shown as payables as of March 31, 2021.

COMMENT 3. On page 14 of the Fund’s Registration Statement, you noted that the Fund is disclosing its Fee Waiver inconsistent with the SEC’s Guidance in ADI 2019-09 – Performance and Fee Issues. You noted that under this guidance, because recoupments are expenses to a fund, they should be reflected in the fee table as separate line item or included in Other Expenses above the total expenses line and reflected in its gross expenses.

RESPONSE 3. The recoupment amount was shown as a separate line item in the fee table, but was disclosed under the Total Annual Fund Operating Expenses line.  Per instructions noted in the SEC Guidance ADI 2019-09, in future filings, the Registrant will reflect any recoupments above the Total Annual Fund Operating Expenses line (in the gross expense ratio) as a separate line item or in Other Expenses.

Very truly yours,

/s/ Caleb C. B. DuBois

Caleb C. B. DuBois